SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ nº 02.808.708/0001-07
NIRE nº 35.300.157.770
Publicly Traded Company

(Free Translation of Original Minutes in Portuguese)

Minutes of Meeting of the Board of Directors held on September 11, 2003

1. Time, date and venue: at 9:00 am, of the 11th of September of 2003, in the Company´s headquarters in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor (part of), suites 31 and 32, and 4th floor (part of), suites 41 and 42, of Corporate Park Building, Itaim Bibi.

2. Attendance: Majority of the Members of the Board of Directors.

3. Decisions: (a) rectify the face value of the notes to be issued by Companhia Brasileira de Bebidas and guaranteed by Companhia de Bebidas das Américas - AmBev, which, in the terms of the Meeting of the Board of Directors held on August 25, 2003, is now of up to U.S.$500,000,000.00 (five hundred million U.S. dollars); and (b) ratify all other decisions made in the Meeting of the Board of Directors held on August 25, 2003.

4. Closing: Having no further issues, these minutes have been drawn up, read, approved and signed by the members present. CARLOS ALBERTO DA VEIGA SICUPIRA; JORGE PAULO LEMANN; VICTÓRIO CARLOS DE MARCHI; JOSÉ HEITOR ATTILIO GRACIOSO; and ROBERTO HERBSTER GUSMÃO. I certify that this is a legitimate copy of the Minutes drawn up in the Book of Minutes of Meetings of the Board of Directors.

São Paulo, September 11, 2003

Victório Carlos de Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.